UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2023

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     ☒                      Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes         ☐                               No           ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes         ☐                               No           ☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Call to General Ordinary and Extraordinary Shareholders’ Meeting for April 27, 2023;

2.	Proposals of the Board of Directors to the Shareholders’ Meeting regarding the items in the Agenda;

3.	Minutes of the Audit Committee No. 269.

Buenos Aires, March 23, 2023

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Documentation of the General Ordinary and Extraordinary Shareholders’ Meeting summoned for April 27, 2023.

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to submit the following documentation of the referred Shareholders’ Meeting summoned for April 27, 2023.

We hereby attach:

a)	The call to a General Ordinary and Extraordinary Shareholders’ Meeting.

b)	The proposals of the Board of Directors to the Shareholders’ Meeting regarding the items in the Agenda.

c)	The Minutes of the Audit Committee No. 269.

Sincerely,

/s/ Luis Fernando Rial Ubago
Luis Fernando Rial Ubago
Responsible for Market Relations

FREE TRANSLATION

CALL FOR A GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELECOM ARGENTINA S.A.

The Shareholders of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) are summoned to an General Ordinary and Extraordinary Shareholders’ Meeting to be held on April 27, 2023, at 11 a.m. on the first call, and at 12 p.m. on the second call to deliberate upon the agenda of the ordinary Shareholders’ Meeting, by personal attendance at the corporate offices at General Hornos No. 690, Ground Floor, City of Buenos Aires, in order to consider the following items:

AGENDA

1)	Appointment of two shareholders to sign the Minutes of the Meeting.

2)	Consider the documentation required by Law No. 19,550 section 234 subsection 1, the Comisión Nacional de Valores (“CNV”) Rules, and the Bolsas y Mercados Argentinos (“BYMA”) Rules, as well as the financial documentation in English required by the U.S. Securities and Exchange Commission’s rules and regulations, for the Company’s thirty-fourth fiscal year, ended December 31, 2022 (“Fiscal Year 2022”).

3)	Consider Retained Earnings as of December 31, 2022, which amount to a negative balance of AR$207,832,672,505. Proposal: 1) Regarding the negative amount of AR$273,927,247,113 derived from the adjustment for the loss of the higher value assigned to the assets and liabilities identified and incorporated as of January 1, 2018 (effective date of the merger of Telecom Argentina and Cablevisión S.A.) which at that time led to the creation of the Contributed Surplus, to be reclassified to the Contributed Surplus account, which consequently, after such allocation, will reach a balance of AR$405,572,443,997. 2) Regarding the difference in Retained Earnings, which amounts to AR$66,094,574,608, to be allocated entirely to the Voluntary Reserve to maintain the capital investments level and the current level of solvency of the Company. Consequently, the Retained Earnings as of December 31, 2022, which amount to a negative balance of AR$207,832,672,505, will be fully absorbed, affecting the Contributed Surplus and the Voluntary Reserve to maintain the Company’s capital investments level and the current level of solvency. 3) Granting the Board of Directors the authority to possess the maximum flexibility to eventually decide the withdrawal of the Voluntary Reserve to maintain the Company’s capital investments level and the current level of solvency and to distribute dividends in cash or in kind or any combination of both options.

4)	Consider the performance of the Members of the Board of Directors and Members of the Supervisory Committee who have served during Fiscal Year 2022.

5)	Consider the compensation for the Members of the Board of Directors (allocated amount: AR$647,798,092) for the fiscal year ended December 31, 2022, which reported a computable loss according to the terms of the CNV Rules.

6)	Authorize the Board of Directors to pay advances on fees to those Directors who during the fiscal year to end December 31, 2023 (“Fiscal Year 2023”) serve as independent directors or perform technical-administrative tasks or perform special assignments (within the guidelines determined by the General Corporations Law and contingent upon what the Shareholders’ Meeting resolves).

7)	Consider the compensation to Members of the Supervisory Committee corresponding to the fiscal year ended December 31, 2022. Proposed payment of the total amount of AR$49,171,773.

8)	Authorize the Board of Directors to pay advances on fees to those Members of the Supervisory Committee who serve during Fiscal Year 2023 (contingent upon what the Shareholders’ Meeting resolves).

9)	Elect five (5) regular Members of the Supervisory Committee to serve during Fiscal Year 2023.

10)	Determine the number of alternate Members of the Supervisory Committee to serve during Fiscal Year 2023 and their election.

11)	Determine the compensation of the Independent Auditors who served during Fiscal Year 2022.

12)	Appoint the Independent Auditors of the financial statements for Fiscal Year 2023 and determine their compensation.

13)	Consider the budget for the Audit Committee for Fiscal Year 2023 (AR$34,667,454).

14)	By virtue of the appointment of Mr. Ignacio Cruz Moran as Director, made by the Supervisory Committee on February 28, 2023 pursuant to section 258, second paragraph, of Argentine General Corporations Law, consider the appointment of the Director to serve as from this Shareholders’ Meeting and until the end of Fiscal Year 2023.

THE BOARD OF DIRECTORS

Note 1: Item 3 of the Agenda will be addressed in accordance with the rules applicable to the extraordinary meeting, and the remaining items will be addressed in accordance with the rules applicable to the ordinary meeting.

Note 2: Within the regulatory deadline, the documents related to the Shareholders’ Meeting may be consulted on the CNV’s website and on Telecom Argentina’s website: www.telecom.com.ar.

Note 3: Pursuant to the provisions of CNV Rules in section 22 of Chapter II, Title II, at the time of registration to participate in the Shareholders’ Meeting and at the time of attending the Shareholders’ Meeting, shareholders must supply all the details of the holders and their representatives (name and surname or full corporate name; type and number of identity card or registration data with precise identification of the specific registry and its jurisdiction; address, with indication of its nature. In addition, they must provide the same information regarding the representative(s) of the holder of the shares who will attend the Shareholders’ Meeting). Legal entities or other legal structures must provide the information and submit the documentation as required by the CNV Rules in sections 24, 25 and 26 of Chapter II, Title II.

Note 4: Those who register to participate in the Shareholders’ Meeting as custodians or administrators of any third-party shareholdings are reminded of the need to comply with the requirements of section 9, Chapter II, Title II of the CNV Rules, to be able to cast a vote in a divergent manner.

Note 5: To be able to attend the Shareholders’ Meeting, holders of Class B and Class C shares must deposit the book-entry shareholding certificates issued for that purpose by Caja de Valores S.A., no later than three business days prior to the date of the Shareholders’ Meeting, at General Hornos 690, 8th floor, City of Buenos Aires, from 10 a.m. to 12 p.m. and from 3 p.m. to 5 p.m. or communicate their attendance to the Shareholders’ Meeting to the email address: AsuntosSocietarios@teco.com.ar with the corresponding book-entry shareholding certificate within the same time limit and until 5 p.m. Within the same terms and timetable, the holders of book-entry shares Class A and D must notify their attendance to the Meeting. The deadline is April 21, 2023, at 5 p.m.

Note 6: Shareholders are requested to be present at least 15 minutes prior to the scheduled start time of the Shareholders’ Meeting.

PROPOSALS OF THE BOARD OF DIRECTORS TO THE GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

Proposal for the First Item on the Agenda:

The proposal to the Shareholders’ Meeting is that “the Shareholders propose the persons that will sign the Meeting Minutes.”

Proposal for the Second Item on the Agenda:

It is proposed to the Shareholders’ Meeting to: “approve Telecom Argentina’s documentation for Fiscal Year 2022 required by Section 234 subsection 1 of Law No.19,550 and CNV Rules Title IV Chapter I article 1 (N.T. 2013): the Board of Director’s Report and its Annex I (Report on the Corporate Governance Code); the Informative Briefing; the Financial Statements and all their accompanying Notes and Annexes; the information of the Financial Statements for the period ended December 31, 2022 required by CNV Rules and the BYMA Listing Rules section 62; the Report from the Supervisory Committee; the Annual Report submitted by the Audit Committee, and the rest of the documentation for the fiscal year, including the English language documentation required by the Securities & Exchange Commission, as said documentation has been submitted and approved by the Board of Directors, the Supervisory Committee and the Audit Committee, respectively, to the extent of their respective competencies.”

Proposal for the Third Item on the Agenda:

The Board of Directors proposes to the Shareholder’s Meeting, in connection with the Retained Earnings as of December 31, 2022, which reports a negative balance of AR$207,832,672,505: “1) Regarding the negative amount of AR$273,927,247,113 derived from the adjustment for the loss of the higher value assigned to the assets and liabilities identified and incorporated as of January 1, 2018 (effective date of the merger of Telecom Argentina and Cablevisión S.A.) which at that time led to the creation of the Contributed Surplus, to be reclassified to the Contributed Surplus account, which consequently, after such allocation, will reach a balance of AR$405,572,443,997. 2) Regarding the difference in Retained Earnings, which amounts to AR$66,094,574,608, to be allocated entirely to the Voluntary Reserve to maintain the capital investments level and the current level of solvency of the Company. Consequently, the Retained Earnings as of December 31, 2022, which amount to a negative balance of AR$207,832,672,505, will be fully absorbed, affecting the Contributed Surplus and the Voluntary Reserve to maintain the Company’s capital investments level and the current level of solvency. 3) Granting the Board of Directors the authority to possess the maximum flexibility to eventually decide the withdrawal of the Voluntary Reserve to maintain the Company’s capital investments level and the current level of solvency and to distribute dividends in cash or in kind or any combination of both options.”

It is hereby noted that this proposal for the results of Fiscal Year 2022 is expressed in constant currency as of December 31, 2022.

Proposal for the Fourth Item on the Agenda:

No proposal is made on this item, for which the Shareholders’ Meeting will consider the performance of the Members of the Board of Directors and the Members of the Supervisory Committee of Telecom Argentina who have served during Fiscal Year 2022.

Proposal for the Fifth Item on the Agenda:

It is proposed to the Shareholders’ Meeting to: “approve a total compensation of AR$647,798,092 to the Members of the Board of Directors of Telecom Argentina who served from January 1, 2022 to December 31, 2022, to be distributed in the manner that the Board of Directors resolves among independent directors or who performed technical-administrative tasks or special assignments.”

Proposal for the Sixth Item on the Agenda:

It is proposed that: “the Board of Directors be authorized to pay advances on fees to those Directors of Telecom Argentina that during Fiscal Year 2023 serve as independent directors or perform technical-administrative tasks or perform special assignments (within the guidelines determined by the General Corporations Law and contingent upon what the Shareholders’ Meeting resolves).”

Proposal for the Seventh Item on the Agenda:

The Board of Directors proposes to the Shareholders Meeting to: “approve for the Supervisory Committee of Telecom Argentina that served from January 1, 2022 to December 31, 2022 a total remuneration of AR$49,171,773 to be distributed in equal parts among the five incumbent members of the Supervisory Committee as determined by the Supervisory Committee, after the allocation of the part corresponding to the member representing it before the Executive Committee.”

Proposal for the Eighth Item on the Agenda:

It is proposed that: “the Board of Directors be authorizes to pay advances on fees to those members of the Supervisory Committee of Telecom Argentina who serve during Fiscal Year 2023, contingent upon what the Shareholders’ Meeting resolves.”

Proposal for Ninth Item on the Agenda:

The Board of Directors abstains from making a proposal regarding the persons to be designated as regular Members of the Supervisory Committee. The Shareholders nominating Members of said Committee are reminded of the provisions of Law 26,831 section 79: ‘For publicly listed companies per shares or debt negotiable instruments, all Members of the Supervisory Committee shall qualify as independent,’ and therefore, they are required to report to the Shareholders’ Meeting if they qualify as “independent” in accordance with the standard specified by the CNV Rules.

Proposal for the Tenth Item on the Agenda:

The Board of Directors proposes to the Shareholders Meeting to: “determine that the number of Alternate Members of the Supervisory Committee to serve during Fiscal Year 2023 should be five (5) members.”

The Board of Directors abstains from making a proposal regarding the persons to be designated as Alternate Members of the Supervisory Committee.

Proposal for Eleventh Item on the Agenda:

The Board of Directors proposes to the Shareholders to: “determine the compensation for the audit services provided by the Independent Auditors of the Financial Statements of Telecom Argentina for Fiscal Year 2022 at the amount of AR$218,370,700 (not including VAT), of which AR$147,075,300 correspond to audit tasks of the Financial Statements, and AR$71,295,400 for the audit activities conducted in connection with the certification under Section 404 of Sarbanes- Oxley Act.”

Proposal for the Twelfth Item on the Agenda:

The proposal to the Shareholders’ Meeting is to: “appoint the firm “Price Waterhouse&Co. S.R.L.” as the Independent Auditors of the financial statements of Telecom Argentina for Fiscal Year 2023”. If this proposal is approved, Mr. Alejandro Javier Rosa would serve as the regular certifying accountant, and Mr. Reinaldo Sergio Cravero and Mr. Ezequiel Luis Mirazón would serve indistinctly as alternates. Furthermore, it is proposed that: “The compensation of the designated Independent Auditors be determined by the Shareholders’ Meeting considering the financial documentation for Fiscal Year 2023, delegating powers to the Audit Committee to determine the method of service delivery and to make advance payments on fees.”

Proposal for the Thirteenth Item on the Agenda:

The proposal to the Shareholders’ Meeting is that: “in accordance with the estimate made by the Audit Committee, the budget for the functioning of the Audit Committee for Fiscal Year 2023 be established at the amount of AR$34,667,454”.

Proposal for the Fourteenth Item on the Agenda:

The Board of Directors abstains from making a proposal regarding this item. The shareholders nominating a member of the Board of Directors are reminded of the need to inform to the Meeting whether the nominee is “independent” or “non-independent” in accordance with CNV Rules.

AUDIT COMMITTEE

MEETING MINUTES No. 269

MEMBERS IN ATTENDANCE:	Martín Héctor D’Ambrosio, Ignacio Cruz Moran and Carlos Alejandro Harrison

SECRETARY:	Héctor Daniel Cazzasa

EXTERNAL ADVISOR:	Armando F. Ricci

OTHER ATTENDEES:	Alejandro Miralles On behalf of the Supervisory Committee: Alejandro Massa

DATE OF MEETING:	March 16, 2023 – 3:00 p.m.

(A) OPINION ON THE PROPOSALS THAT THE BOARD OF DIRECTORS INTENDS TO SUBMIT TO THE ANNUAL ORDINARY SHAREHOLDERS’ MEETING:

I.	Opinion on the proposal for Board of Directors’ fees for fiscal year 2022 and advance fee payments to Directors serving in fiscal year 2023;

II.	Opinion on the proposal for Independent Auditors’ fees for fiscal year 2022;

III.	Opinion on the proposal to appoint Independent Auditors for fiscal year 2023;

IV.	Expenses of the Audit Committee — 2022 Report and 2023 Budget.

The Chairman states that the Board of Directors of the Company, at its meeting No. 448 held on March 9, 2023, decided to request the opinion of the Audit Committee, in accordance with section 110, subsections a) and e) of Law 26,831 and Section 10A of the U.S. Securities Exchange Act, on certain proposals that the Board of Directors intends to submit for the consideration of the Annual General Ordinary Shareholders’ Meeting that will consider the Fiscal Year ended December 31, 2022.

For the sake of better dealing with the proposals on which the Board of Directors asks for an opinion of the Audit Committee, a summary is included below:

1)	The proposal to allocate to the Members of the Board of Directors of Telecom Argentina S.A. who have served during Fiscal Year 2022 (from January 1, 2022 to December 31, 2022) a total compensation of AR$647,798,092, to be distributed in the manner that the Board of Directors agrees in due course. Said amount includes compensation for all tasks performed from January 1, 2022 to December 31, 2022, and will be submitted for the consideration of the next Annual General Meeting. The amount also includes compensation for technical and administrative roles performed by two (2) Directors under employment contract, from January 1, 2022 to December 31, 2022.

2)	The proposal to the Annual General Meeting, as has been the Company’s practice in recent years, to authorize the Board of Directors to make advance payments of fees to the Directors who during fiscal year 2023 will act as independent directors or fulfill technical and administrative roles or special commissions, within the provisions of the General Corporations Law, contingent upon the decision of the Shareholders’ Meeting that will consider the documentation for year 2023.

3)	The proposal to pay Price Waterhouse & Co. S.R.L. (“PwC”) for its services as Independent Auditors of Telecom Argentina S.A.’s financial statements for Fiscal Year 2022, the amount of AR$218,370,700 (which does not include VAT), broken down into AR$147,075,300 for financial statements audit tasks, and AR$71,295,400 for audit tasks related to the certification under Section 404 of the Sarbanes Oxley Act.

4)	The proposal to appoint Price Waterhouse & Co. S.R.L. as Independent Auditors of Telecom Argentina’s financial statements for the Fiscal Year ending December 31, 2023, with Alejandro Javier ROSA acting as the regular certifying accountant and Reinaldo Sergio CRAVERO and Ezequiel L. MIRAZON as his alternates.

The Audit Committee has also been asked to report the amount of expenses that was required for its functioning, regulatory update and training activities during Fiscal Year 2022 to be reported to the Shareholders’ Meeting, and to perform an evaluation of the resources it considers necessary to carry out its duties during Fiscal Year 2023, in order to request the Shareholders’ Meeting to approve the respective budget.

I. OPINION ON THE PROPOSAL FOR BOARD OF DIRECTORS’ FEES FOR FISCAL YEAR 2022 AND ADVANCE FEE PAYMENTS TO DIRECTORS SERVING IN FISCAL YEAR 2023

The proposal is to allocate to the Directors of Telecom Argentina S.A. who served during the Fiscal Year ended December 31, 2022 a total compensation of AR$647,798,092, for all their duties, and it is proposed to the Shareholders’ Meeting to delegate to the Board of Directors the authorization to distribute such amount among Members of the Board of Directors.

In order to evaluate such proposal, the members of the Audit Committee have considered the following:

A.	The roles that have been performed by the members in the Board;

B.	The specific dedication to their functions as part of the Governing Body;

C.	The responsibilities assigned and assumed, and their representation of the Company;

D.	The value added to the business for the technical tasks performed;

E.	The expertise, track record, professional experience and reputation of Directors who will receive said fees;

F.	The roles of Chairman and Vice-Chairman, and the technical and administrative tasks fulfilled;

G.	The additional functions carried out by some Members of the Board of Directors on several committees (Executive Committee, Audit Committee), requiring a specific professional profile, spending many hours of work, and involving tasks of high responsibility;

H.	The volume of business of the company and the strategic decisions made in the governing body;

I.	The exclusiveness of the Directors who are part of the Audit Committee, who do not participate in other Audit Committees in the market;

J.	The tasks performed in companies abroad in which TELECOM has an equity share;

K.	The coherence of the current proposal with those submitted in previous fiscal years, considering the challenging global context in which the Board of Directors has had to carry out its duties since March 2020, and the high adaptability to the new normal, for the benefit of the Company;

L.	The provisions of article 261 of the General Corporations Law No. 19,550, and the compensation nature of the functions assigned;

M.	The provisions of CNV Rules Chapter III Title II;

N.	The market behavior of publicly traded companies that are listed both on Argentine and US Stock Exchanges.

Based on the above, the Audit Committee unanimously agrees that the total compensation of AR$647,798,092 submitted for consultation by the Board of Directors for its Members serving during Fiscal Year 2022 (from January 1, 2022 to December 31, 2022) is reasonable in terms of the functions performed and the general context, and adequate to the market conditions of similar companies, and does not involve any infringement of any legal, regulatory or statutory provision applicable to the Company.

Additionally, the Audit Committee unanimously considers reasonable to propose authorizing the Board of Directors to make advance payments to those Directors serving during Fiscal Year 2023 (contingent upon approval by the Shareholders Meeting that reviews Fiscal Year 2023 documents), as it is an accepted market practice, in line with the provisions of the General Corporations Law.

II. OPINION ON THE PROPOSAL ON INDEPENDENT AUDITORS’ FEES FOR FISCAL YEAR 2022

The Board of Directors requested the opinion of the Audit Committee on the proposal it intends to submit to the Shareholders regarding the fees to be paid to Price Waterhouse & Co. S.R.L., for their services as Independent Auditors of the financial statements of Telecom Argentina S.A. for Fiscal Year 2022.

The proposal to be submitted at the Shareholders’ Meeting includes the payment of AR$218,370,700 (which does not include VAT), broken down into AR$147,075,300 for financial statements audit tasks, and AR$71,295,400 for the audit activities performed in connection with the certification under Section 404 of the Sarbanes Oxley Act.

The Audit Committee unanimously determines that the amount of AR$147,075,300 that the Board of Directors will propose to the Shareholders’ Meeting as compensation for the financial statements audit tasks of the Company performed by the Independent Auditors during Fiscal Year 2022 is reasonable and consistent with the magnitude, importance, and quality of the tasks performed, and is within the range of the fees approved by other publicly listed companies similar to Telecom Argentina S.A.

Likewise, taking into account the complexity of the task and the specialization required from the Independent Auditors to perform the audit activities for the certification under Section 404 of the Sarbanes Oxley Act, the Audit Committee unanimously concludes that the amount of AR$71,295,400 that the Board of Directors will propose to the Shareholders’ Meeting as compensation for the performance of said tasks is also equally reasonable.

III. OPINION ON THE PROPOSAL TO APPOINT INDEPENDENT AUDITORS FOR FISCAL YEAR 2023

The Board of Directors will propose to the annual General Ordinary Shareholders’ Meeting to appoint Price Waterhouse & Co S.R.L. as Independent Auditors of the financial statements of Telecom Argentina S.A. for the Fiscal Year ending December 31, 2023. In this case, the account will continue to be led by CPA Alejandro Javier Rosa as the certifying accountant and CPAs Sergio Reinaldo Cravero and Ezequiel Luis Mirazon as his alternates.

The Audit Committee, under the specific provisions of CNV regulations —substantiated opinion required by articles 25 and 28 of Section VI, Chapter III, Title II of the CNV Rules (N.T. 2013 and amendments)— has carried out a review of the background and performance of the firm Price Waterhouse & Co. S.R.L. (“PwC”), which is the current provider of independent auditing services of Telecom Argentina S.A.

The review was based mainly on:

•	the work done by both the audit and support teams of the firm, at both national and international level, evidencing in-depth knowledge of the business systems and processes, and particularly, of the financial reporting process.

•	the knowledge of the background and the weighting of their performance, obtained as part of the Audit Committee’s activities of annual oversight and evaluation of Independent Auditors, whose essential objective is to achieve reliability in the financial information that the Company provides to control entities, investors, and markets.

Thus, the Audit Committee concludes that, in summary, PwC is a firm of local and international recognized prestige, with a vast and outstanding professional record, and with procedures that meet stringent levels of quality and independence at its audited companies. Additionally, it has sound knowledge of the business of Telecom Argentina S.A., and of its administrative systems and control structure.

Therefore, the Audit Committee, based on the background of the proposed firm, its performance in previous years and the abovementioned considerations, unanimously resolves to submit to the Board of Directors a favorable opinion on the proposal to appoint PwC as Independent Auditors for the Fiscal Year 2023.

IV. AUDIT COMMITTEE EXPENSES - 2022 REPORT AND 2023 BUDGET

The Board of Directors also requested the Audit Committee to report the amount of expenses incurred in its operation and training activities during Fiscal Year 2022, which amounted to AR$6,165,690, and to conduct an assessment of resources that it considers necessary to carry out its activities during Fiscal Year 2023, in order to request the approval by the Shareholders’ Meeting of the corresponding budget.

In this regard, Mr. Cazzasa submits a report on the expenses incurred by the Committee during the fiscal year and budget period 2022. The members of the Committee review the different items included in the report, which shows the original amount approved by the General Ordinary and Extraordinary Shareholders’ Meeting of April 27, 2022 of AR$16,166,020, subsequently updated during the second half of the year to AR$21,183,364.

Continuing with discussions concerning the budget, in view of the activities performed during the previous fiscal year, the training and advisory needs estimated for the current year, the hiring of services required for the effective performance of its tasks and responsibilities, and the advisability of maintaining an adequate financial autonomy, as well as the general evolution of costs, the members of the Audit Committee agree on the convenience to request the Shareholders’ Meeting to approve an operating budget of AR$34,667,454 for Fiscal Year 2023.

The following is placed on record:

a)	A copy of the Audit Committee’s expense report and budgetary estimates;

b)	A survey of Directors’ fees and the composition of the proposed fees for the members of Telecom Argentina S.A.’s Board, and

c)	The appointment and fees of the Independent Auditors, which are included in the folder of supporting documents for the topics addressed by the Committee.

Finally, it is unanimously resolved that the Chairman, Mr. Carlos Alejandro Harrison, sign this document on behalf of the Audit Committee and forward it to the Board of Directors of Telecom Argentina S.A.

There being no further matters to consider, the meeting is adjourned and the meeting recording on the CISCO WEBEX MEETING Platform with the title “Minute No. 269” is stopped at 03:40 p.m.

/s/ Martín Hector D’Ambrosio	/s/ Ignacio Cruz Morán
Martín Hector D’Ambrosio	Ignacio Cruz Morán

/s/ Carlos Alejandro Harrison
Carlos Alejandro Harrison

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	March 23, 2023	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations